Exhibit 99.1

Youlife Group Inc. Announces Non-Binding Letter of Intent with VCI Global Limited to Unveil a Robotics-Enabled Workforce-as-a-Service (“WaaS”) Platform

KUALA LUMPUR –January 28 /PRNewswire/ – Youlife Group Inc. (“Youlife” or the “Company”) (NASDAQ: YOUL), a leading blue-collar lifetime service provider in China, today announced today announced that it has entered into a non-binding letter of intent (the “LOI”) , expressing the intention to jointly develop, deploy, and commercialize a robotics-enabled workforce-as-a-service (“WaaS”) platform in strategic collaboration with VCI Global Limited (“VCIG”) (NASDAQ: VCIG). The initiative will position Youlife at the forefront of industrial automation and workforce transformation across ASEAN and emerging markets.

The platform will integrate robotics, artificial intelligence and human workforce management to deliver a guaranteed productivity capacity to enterprises and industrial clients across ASEAN and selected international markets.

AI + Robotics + Workforce Intelligence

At the core of the platform is a tightly integrated technology stack that will include:

●	AI-powered computer vision for sorting, grading, quality control, and defect detection

●	Autonomous and collaborative robots (AMRs and cobots) for material handling and packing

●	Real-time workforce orchestration and scheduling algorithms

●	Predictive maintenance and uptime optimization powered by machine learning

●	Centralized monitoring dashboards enabling remote supervision of multi-site operations

This technology will enable a single trained operator to supervise multiple robotic units, dramatically improving output per worker while upgrading blue-collar roles into higher-value technical positions.

From Headcount to Output: WaaS

Unlike traditional automation or staffing models, the platform will be offered under a WaaS structure. Clients do not purchase robots or hire large workforces. Instead, they contract for guaranteed daily or monthly production capacity, backed by service-level agreements.

This model converts labor and automation into a scalable operating expense, enabling faster adoption across small, mid-sized, and enterprise customers while delivering recurring revenue visibility.

Industrial Deployment

Initial deployments will focus on sectors with the strongest automation demand and fastest return on investment, including food processing and packhouse operations, warehousing and logistics, light manufacturing, electronics assembly, cold-chain facilities, and agricultural processing.

Each deployment is structured under multi-year service contracts, supporting long-term platform scalability and regional replication.

Strategic Collaboration with VCIG

Under the collaboration, VCIG provides robotics system architecture, AI software, financing structures, and regional scale-up capabilities, while Youlife leads workforce sourcing and deployment, on-site operations, training, and regulatory compliance.

Together, Youlife and VCIG aim to establish a new category of AI-enabled workforce infrastructure aligned with national productivity, ESG, and industrial transformation agendas.

Leadership Commentary

Mr. Yunlei Wang, Chief Executive Officer and Chairman of the Board of Youlife, emphasized, “This platform is designed for scale. We are not automating tasks—we are rebuilding the operating system of blue-collar work using AI and robotics.”

Ms. Liqun Yao, acting Chief Financial Officer of Youlife, added “By shifting from headcount-based labor to output-based productivity, we are unlocking a new growth model for industries across ASEAN.”

Plans for Regional Expansion

Following pilot deployments, Youlife plans to expand the platform across ASEAN, engage with government-led automation initiatives, and explore strategic capital partnerships to accelerate regional adoption.

The LOI is non-binding, and the completion of any transaction remains subject to the negotiation and execution of definitive agreements, completion of due diligence, satisfaction of customary closing conditions, and applicable corporate and regulatory approvals. There can be no assurance that the parties will enter into definitive documentation or that any transaction will be completed.

About Youlife Group Inc.

Youlife is a leading global provider of blue-collar lifecycle services, dedicated to modernizing blue-collar employment through data, training, and AI-driven workforce solutions. In the talent services sector, Youlife operates 180 domestic branches and over 10 overseas offices. By partnering with more than 10,000 renowned enterprises worldwide, Youlife provides stable and future-ready workforce infrastructure at scale. Under its “School-Enterprise Cooperation” model, Youlife maintains a nationwide network of vocational schools, including 25 schools and 25 curriculum development programs, covering 37 cities and counties across 16 provinces in China. For more information, please visit: https://ir.youlife.cn/.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements also include, but are not limited to, statements regarding future events and the future results of Youlife current expectations, estimates, forecasts, and projections about the industry in which Youlife operates, as well as the beliefs and assumptions of Youlife’s management. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Youlife’s management and are not predictions of actual performance. These statements involve risks, uncertainties and other factors that may cause Youlife’s actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by these forward-looking statements.

Contact

Zhuhong Ruan
youlife.ir@youlanw.com
(86) 13917429808

SOURCE Youlife Group Inc